UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100	Page 1

1.	Name Of Reporting Person Joseph M. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,000,445
	8.	Shared Voting Power 455,000
	9.	Sole Dispositive Power 11,000,445
	10.	Shared Dispositive Power 455,000
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 11,455,445
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100	Page 2

Preliminary Note: This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed by Joseph M. Field to amend and supplement the Schedule 13D originally filed on July 9, 2008, (as amended to date, the “Schedule 13D”). Recent acquisitions by the Reporting Person exceed 1% of the Class A Common Stock of the Issuer and therefore necessitate the filing of this Amendment No. 9.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	Amount Beneficially Owned:	11,455,445

Joseph M. Field beneficially owns 11,455,445 shares which includes: (i) 7,676,918 shares of Class A common stock for which Joseph M. Field is the record holder (a portion of which the Reporting Person holds as trustee, in trust for the benefit of himself); (ii) 3,295,949 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which Joseph M. Field is the record holder; (iii) 330,000 shares of Class A common stock beneficially owned by the spouse of Joseph M. Field; (iv) 6,000 shares of Class A common stock which may be acquired through the exercise of options; (v) 21,578 shares of Class A common stock held of record by Joseph M. Field as trustee of a trust; (vi) 75,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (vii) 50,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Family Environmental Foundation.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	11,000,445
(ii)	shared power to vote or to direct the vote:	455,000
(iii)	sole power to dispose or to direct the disposition of:	11,000,445
(iv)	shared power to dispose or to direct the disposition of:	455,000

(c)	During the past sixty (60) days Joseph M. Field acquired an aggregate of 1,018,046 shares:

(I) On May 16, 2018, Joseph M. Field acquired 15,484 shares of Class A common stock of the Company in the form of an equity compensation grant of Restricted Stock Units.

(II) Joseph M. Field purchased 1,002,562 shares of Class A common stock of the Company, on the open market, as follows:

•	52,562 purchased on May 8, 2018 at an average price of $9.6402 per share.

•	150,000 purchased on May 9, 2018 at an average price of $8.0428 per share.

•	100,000 purchased on May 10, 2018 at an average price of $7.6472 per share.

•	100,000 purchased on May 14, 2018 at an average price of $7.4054 per share.

•	50,000 purchased on May 15, 2018 at an average price of $7.7437 per share.

•	50,000 purchased on May 17, 2018 at an average price of $7.8073 per share.

•	100,000 purchased on May 18, 2018 at an average price of $7.8545 per share.

•	100,000 purchased on May 29, 2018 at an average price of $7.194 per share.

•	100,000 purchased on May 31, 2018 at an average price of $6.9519 per share.

•	200,000 purchased on June 1, 2018 at an average price of $7.0483 per share.

CUSIP No. 293639100	Page 3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2018
Date

/s/ Joseph M. Field
Signature

Joseph M. Field
Name/Title